Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980

March 21, 2025

VIA EDGAR

Samantha A. Brutlag, Esq.

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Fidus Investment Corporation

Preliminary Proxy Statement on Schedule 14A filed on March 6, 2025

File No. 814-00861

Dear Ms. Brutlag:

On behalf of Fidus Investment Corporation (the “Company”), set forth below are the Company’s responses to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the Company on March 14, 2025 with respect to the Company’s preliminary proxy statement on Schedule 14A (File No. 814-00861), filed with the SEC on March 6, 2025 (the “Preliminary Proxy Statement”). The Staff’s comments are set forth below and are followed by the Company’s responses. Where revisions to the Preliminary Proxy Statement are referenced in the responses set forth below, such revisions have been included in the Company’s definitive proxy statement on Schedule 14A filed with the SEC on March 21, 2025 (the “Definitive Proxy Statement”).

1.	With respect to Proposal No. 1, please confirm that all of the information required under Item 22(b) of Schedule 14A has been included in the Preliminary Proxy Statement.

Response: The Company respectfully advises the Staff on a supplemental basis that all of the information required under Item 22(b) of Schedule 14A has been included in the Preliminary Proxy Statement and the Definitive Proxy Statement.

2.

The Staff refers to the following disclosure in the second paragraph on page 8: “Mr. Lauer and Mr. Tune are not being nominated for election, nor has any director, executive officer or other listed officer of the Company been selected as a director, executive officer or other officer pursuant to any agreement or understanding with the Company or any other person.” Please revise the disclosure to clarify the procedures for nominating a director for election.

Response: The Company has revised page 8 of the Definitive Proxy Statement to reflect the Staff’s comment.

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If you have any questions or additional comments concerning the foregoing, please contact me at (202) 383-0278 or Sara Sabour Nasseri at (202) 383-0806.

Sincerely,

/s/ Payam Siadatpour
Payam Siadatpour

Cc:	Edward H. Ross, Chief Executive Officer, Fidus Investment Corporation

Shelby E. Sherard, Chief Financial Officer, Fidus Investment Corporation

Sara Sabour Nasseri, Esq., Eversheds Sutherland (US) LLP

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